June 24, 2014

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Attention:            Mara Ransom, Assistant Director
Jason Niethamer, Assistant Chief Accountant

Re:                             Comment Letter Dated June 23, 2014
The Michaels Companies, Inc.
Amendments No. 4 and 5 to Registration Statement on Form S-1
Filed June 16 and 19, 2014
File No. 333-193000

Dear Ms. Ransom:

On behalf of The Michaels Companies, Inc., a Delaware corporation (the “Company”), please find below the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated June 23, 2014 (the “Comment Letter”) relating to the Company’s Amendments No. 4 and 5 to the Registration Statement on Form S-1, filed with the Commission on June 16 and 19, 2014 (File No. 333-193000) (the “Registration Statement”).

All responses to the Staff’s comments set forth in this letter are submitted on behalf of the Company at its request.  All responses to the accounting comments were prepared by the Company in consultation with its independent registered public accounting firm.  We have set forth the Company’s responses below.

For reference purposes, the comments set out in the Comment Letter are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below such comments.  References to page numbers are to the page numbers of the Registration Statement.

Ms. Mara Ransom Securities and Exchange Commission Division of Corporation Finance Page 2	June 24, 2014

Responses to the June 23rd Comment Letter

Dilution, page 38

1.                                      Your disclosure indicates that net tangible book deficit per share after the refinancing and this offering includes the sale of 28 million shares. However, the reconciliation you provided in your response to comment 1 in our letter dated June 16, 2014 does not appear to reflect these shares, but rather only includes the 175 million shares outstanding prior to the offering when arriving at the net tangible book deficit per share of $14.11. Please reconcile this discrepancy for us and revise your filing as necessary.

RESPONSE:

The Company advises the Staff it has revised its as adjusted net tangible book deficit per share, in the amendment to the Registration Statement filed with this letter, to include the 27,777,778 shares being issued with this offering. The Company supplementally provides the Staff with the below tabular reconciliation to its as adjusted net tangible book deficit per share.

	As of May 3, 2014	Debt Transactions		Offering		As Adjusted
Assets	1,716	38		(35)		1,719
Less:
Goodwill	94	-		-		94
Net intangible assets	-	-		-		-
Debt issue costs	50	-		-		50
Total liabilities	4,450	79	(a)	(480)	(b)	4,049
Net tangible book value (deficiency)	(2,878)	(41)		445		(2,474)
Common shares outstanding at period end	175	175		175		175
Net tangible book value deficiency per share	(16.42)	(0.23)		*		(16.65)

Pro forma Impact:
Common shares outstanding at period end	175	175		175		175
Common shares issued from this offering	28	28		28		28
Pro forma outstanding shares after this offering	203	203		203		203
Pro forma net tangible book value (deficit) per share	(14.17)	(0.20)		2.19		(12.18)

Dilution impact from this offering *	2.25	0.03		2.19		4.47

(a)         Represents the increase in outstanding debt of $255 million (which includes $5 million of unamortized premium) from the issuance of the Additional 2020 Senior Subordinated Notes, and $850 million increase from the anticipated incurrence of the Incremental Term Loans, less $1,006 million (which includes $6 million of unamortized premium) from the anticipated redemption of the 2018 Senior Notes which will be redeemed with the net proceeds from the Additional 2020 Senior Subordinated Notes and the Incremental Term Loans.  In addition, as a result of the expected loss on the redemption of the 2018 Senior Notes, we estimate a reduction in our income tax liability of approximately $20 million.

(b)         Represents the estimated redemption of $466 million of the Holdco Notes with the net proceeds from the offering (assuming the shares are offered at $18.00 per share, which is the mid-point of the estimated range). In addition, we estimate the redemption of the Holdco Notes and costs related to this offering will reduce our income tax liability by approximately $14 million.

(c)          Represents the impact to dilution per share for the additional 27,777,778 shares sold as part of this offering.

2.                                      We note your pro forma net tangible book deficit per share as of May 3, 2014 in your latest amendment is based on the actual net tangible book deficit and gives effect to both the refinancing of the Senior Notes due 2018 and the offering. Please revise your filing to separately present the change attributable to the refinancing from the change attributable to the offering. Alternatively, please clearly explain why disaggregating the information related to this dilutive impact is not more useful to potential investors. We refer you to Item 506(b) of Regulation S-K.

RESPONSE:

Ms. Mara Ransom Securities and Exchange Commission Division of Corporation Finance Page 3	June 24, 2014

The Company advises the Staff it has revised its pro forma net tangible book deficit per share, in the amendment to the Registration Statement filed with this letter, to separately present the change attributable to the refinancing from the change attributable to the offering as shown below:

Assumed initial public offering price per share of Common Stock		$18.00
Net tangible book value (deficit) per share at May 3, 2014	$(16.42)
Decrease per share attributable to the refinancing	$(0.23)
Increase per share attributable to new investors in this offering	$4.47
As adjusted net tangible book value (deficit) per share of Common Stock after the refinancing and this offering		$(12.18)
Dilution per share to new investors		$(30.18)

Principal and selling stockholders, page 136

3.                                      We respect to the holdings of Messrs. El Gabbani and Wallace you reference footnote 5 which concerns The Blackstone Group LP. In footnote 5 you do not disclose their relationship to The Blackstone Group. Please revise your disclosure so that a reader can understand the relationship of Messrs. El Gabbani and Wallace’s to The Blackstone Group. In addition, if you do not intend to include The Blackstone Group’s holdings as part of the holdings of Messrs. El Gabbani and Wallace, please tell us why that is appropriate and revise your disclosure to clarify this point. Refer to Item 403 of Regulation S-K.

RESPONSE:

The Company advises the Staff it has revised footnotes 5 and 7, in the amendment to the Registration Statement filed with this letter, to clarify the relationship between Messrs. El Gabbani and Wallace and The Blackstone Group. Messrs. El Gabbani and Wallace do not have share voting power or investment power over the shares held by the Blackstone Funds and consequently we believe it is appropriate for them to disclaim beneficial ownership of such shares and to exclude such shares from their holdings pursuant to Item 403 of Regulation S-K.

*       *       *

Ms. Mara Ransom Securities and Exchange Commission Division of Corporation Finance Page 4	June 24, 2014

The Company has authorized us to acknowledge on its behalf that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) it is the Staff’s view that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope the foregoing has been responsive to your comments.  If you should have any questions about this letter or require any further information, please contact the undersigned at 617-951-7473.  Thank you for your assistance.

Very truly yours,

/s/ David A. Fine
David A. Fine

cc:                      Carl S. Rubin, The Michaels Companies, Inc.
Charles M. Sonsteby, The Michaels Companies, Inc.
Jennifer N. Robinson, The  Michaels Companies, Inc.
Michael J. Veitenheimer, The Michaels Companies, Inc.
D. Rhett Brandon, Simpson Thacher & Bartlett LLP